Exhibit 99.1

Ascentage Pharma Announces Publication of Olverembatinib Phase Ib Safety, Efficacy and Novel Mechanism Data in Gastrointestinal Stromal Tumors in Nature’s Signal Transduction and Targeted Therapy

Largest prospective clinical trial to-date in a rare subtype of GIST

ROCKVILLE, Md. and SUZHOU, China, Nov. 24, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma Group International Inc. (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced the publication of clinical and translational data from a Phase Ib study (NCT03594422) on the Company’s novel drug, olverembatinib (HQP1351), in patients with gastrointestinal stromal tumors (GIST), by the renowned scientific journal Signal Transduction and Targeted Therapy (Impact Factor: 52.7). The published results demonstrated promising efficacy and safety of olverembatinib in patients with succinate dehydrogenase (SDH) deficient GIST, a type of rare tumor, and revealed a novel mechanism through which olverembatinib exerts antitumor effects by modulating lipid metabolism.

The world-renowned, peer-reviewed, open-access Nature journal, Signal Transduction and Targeted Therapy, publishes original research on cutting-edge experimental and clinical advances on signal-transduction-targeted therapeutics in cancer, autoimmune disorders, and other conditions, and has an impact factor of 52.7.

This Phase Ib study (NCT03594422), reported in the published paper titled Olverembatinib, a multikinase inhibitor that modulates lipid metabolism, in advanced succinate dehydrogenase-deficient gastrointestinal stromal tumors: a phase Ib study and translational research, was led by Prof. Ruihua Xu, Academician of the Chinese Academy of Engineering, and Prof. Haibo Qiu, at Sun Yat-sen University Cancer Center. The study evaluated the safety and antitumor activity of olverembatinib in 66 patients with unresectable/metastatic GIST/other solid tumors, including 26 patients with SDH-deficient GIST who had failed prior treatment with tyrosine kinase inhibitors (TKIs), making it the largest prospective clinical trial in this rare subtype of GIST to date. Among 26 patients with SDH-deficient GIST, the objective response rate (ORR) was 23.1%; the clinical benefit rate (CBR) was 84.6% (95% CI, 65.1-95.6), and the median progression-free survival (mPFS) was 25.7 months (95% CI, 12.9-not reached). Olverembatinib was well tolerated, and the median follow-up was 14.5 months.

Gastrointestinal stromal tumors are rare, occurring in only 10–15 cases per million people annually, yet they represent the most common mesenchymal tumor of the digestive tract. SDH-deficient GIST accounts for 5% to 7.5% of all GIST cases, predominantly affecting children, adolescents and young adults, and is prone to relapses and metastasis. Traditional targeted therapies such as tyrosine kinase inhibitors have shown limited efficacy in SDH-deficient GIST. Currently, there are no standard of care treatments for this patient population, and the rarity of this condition makes conducting clinical trials challenging.

In addition, translational study revealed a novel mechanism by which olverembatinib exerts antitumor effects through modulation of lipid metabolism. RNA sequencing and lipidomic analysis identified significant lipid metabolism dysregulation in SDH-deficient tumors, characterized by weakened endogenous lipid synthesis and markedly enhanced uptake of exogenous lipids. Further investigation revealed that SDH functional deficiency drives abnormal overexpression of CD36, a key cell membrane lipid transporter, thereby increasing cellular uptake of exogenous lipids. This discovery establishes, for the first time, a direct mechanistic link between SDH, a key mitochondrial enzyme regulating energy metabolism, and CD36, showing that SDH-deficient GISTs exhibit high dependence on exogenous lipids for survival and proliferation. The study confirmed that olverembatinib can effectively inhibit CD36 expression, thereby blocking tumor cells from acquiring exogenous lipids, an effect not observed with other TKIs clinically available to treat SDH-deficient GISTs.

Beyond targeting lipid metabolism, olverembatinib inhibits multiple tumorigenic signaling pathways, including HIF, FGFR, and VEGFR. Therefore, the antitumor efficacy of olverembatinib in SDH-deficient tumors likely results from synergistic effects of lipid metabolism modulation and the inhibition of tumorigenic signaling pathways. This study is the first to establish a direct link between SDH functional deficiency and dysregulated lipid metabolism in tumor cells, particularly CD36-mediated enhanced uptake of exogenous lipids. These findings provide a novel therapeutic approach and potential target for SDH-deficient GIST, a condition currently lacking effective treatments, and underscore olverembatinib’s promising potential for this patient population.

“SDH-deficient GIST is an extremely rare tumor type that lacks high-quality, prospective clinical data; and in Chinese and international clinical guidelines, there are currently no recommended treatments for unresectable SDH-deficient GIST,” said Prof. Ruihua Xu, Academician of the Chinese Academy of Engineering, President and Director of Sun Yat-sen University Cancer Center. “This Phase I study has yielded encouraging efficacy and safety results, suggesting that olverembatinib may offer a new treatment option for this indication.”

“SDH-deficient GIST represents a treatment gap that urgently needs new treatment options. It took us approximately 5 years to enroll 26 patients in this study, which is now the world’s largest prospective clinical trial in SDH-deficient GIST,” said Prof. Haibo Qiu, of Sun Yat-sen University Cancer Center. “In the study, olverembatinib demonstrated impressive clinical benefits, including a median PFS of 25.7 months, as well as favorable safety and tolerability profiles. We will continue additional studies to validate the drug’s efficacy and safety in patients with SDH-deficient GIST.”

“Our pioneering translational research identified a putative mechanism of action, patients with SDH-deficient GIST exhibit significant overexpression of lipid-uptake-related genes and proteins, and olverembatinib suppressed lipid uptake in GIST cells. Olverembatinib also conferred antitumor effects by suppressing tumorigenic signaling pathways related to angiogenesis, hypoxia, survival, and proliferation,” said Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma. “We are very encouraged by these results, as they signal a potential breakthrough in addressing an indication with urgent unmet clinical need. Remaining committed to our mission of addressing unmet clinical needs in China and around the world, we will press forward with this clinical development program to bring a safe and effective new treatment option to patients as soon as possible.”

Olverembatinib is an orally available third-generation BCR::ABL1 inhibitor TKI developed by Ascentage Pharma and represents the first third-generation BCR::ABL1 inhibitor approved in China. The drug is currently approved for two indications: adult patients with TKI-resistant chronic-phase chronic myeloid leukemia (CML-CP) or accelerated-phase CML (CML-AP) harboring the T315I mutation; and adult patients with CML-CP resistant to and/or intolerant of first-and second-generation TKIs. Olverembatinib is being jointly commercialized in China by Ascentage Pharma and Innovent Biologics.

Beyond hematologic malignancies, olverembatinib is being clinically evaluated in patients with GIST. Olverembatinib has been granted Breakthrough Therapy Designation by the Center for Drug Evaluation (CDE) of China’s National Medical Products Administration (NMPA) for the treatment of patients with SDH-deficient GIST who have received first-line treatment. An international multicenter, open, single-arm, pivotal registrational Phase III registrational study (POLARIS-3; NCT06640361) is currently recruiting patients to evaluate the efficacy and safety of olverembatinib in patients with SDH-deficient GIST who have received prior therapy.

* Olverembatinib is currently under investigation and has not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia ( AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the US FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

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